February 17, 2010

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cabot Oil & Gas Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Response Letter Dated November 6, 2009

File No. 001-10447

Dear Mr. Schwall:

We are responding to comments received by facsimile on February 1, 2010 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 24, 2009 regarding our 2008 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Engineering Comments:

1.	We have reviewed your response to prior comment one of our letter dated October 2, 2009. Our comments concerning your proved undeveloped reserves have been focused on your eight largest fields. It does not appear that it is appropriate to book proved reserves on lands where you do not have access to develop those lands, even though you may own the rights to the oil and gas located beneath those lands. If other industries have legal priority to conduct their operations exclusive of you, then it appears proved reserves should not be booked until you have full unrestricted access to develop those lands. Please revise your disclosure as appropriate.

Response: In our annual report on Form 10-K for the year ended December 31, 2009, which we expect to file during February, we are removing from our proved reserves calculation as of December 31, 2009 120.4 Bcfe of the proved undeveloped reserves included in our December 31, 2008 proved reserves that (1) were originally booked prior to 2005 or (2) were originally booked in 2005 that we will not develop in 2010. The 2009 proved undeveloped reserves will include approximately 16 Bcfe of reserves (or 0.8% of our total proved reserves) that were originally booked more than five years ago that have not yet been developed due to coal mining operations or delays associated with an environmental impact statement required to drill on federal land in Wyoming.

The coal-related reserves were originally booked in 2003 and 2004, no more than two years beyond the five-year period. All coal-related reserves originally booked prior to

2003 have been removed. With respect to such coal-related reserves, we have complete access to develop the lands under the related oil and gas leases, subject to the State of West Virginia’s authority to grant permits and resolve conflicts between a potential drillsite and the mining of coal prior to granting the drilling permit. The potential conflicts recognized by applicable law fall into two categories: (1) coal miner’s safety and (2) interference with existing coal mining operations. If a conflict exists, the State can either require a different drilling location or postpone drilling for up to one year. With respect to the EIS, this is a federal delay related to 2 Bcfe of reserves, which were originally booked prior to 2003 (1997 and 2001). We believe the treatment of all these reserves is consistent with Question 131.03 of the Staff’s Compliance and Disclosure Interpretations related to Oil and Gas Rules. The breakdown of such PUDs, together with the first year in which such PUDs were added, is set forth in the following table:

	Proved Undeveloped Reserves Booked Over Five Years Ago (in Net Mmcfe)
Year Reserves Added	Delayed for Coal Mining Operations	Delayed for Environmental Impact Studies on Federal Land in Wyoming
Prior to 2003	—	1,870
2003	7,972	—
2004	6,057	—
Total	14,029	1,870

2.	We note your response to prior comment two. However, you must inform investors of all material events.

Response: We also confirm that, if a change in the price of oil or natural gas has resulted in a material change in our reserves, we will disclose this change in our periodic reports.

* * * * *

If you have any questions or require additional information, you may contact Henry C. Smyth at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/s/ Scott C. Schroeder
Scott C. Schroeder
Principal Financial Officer
Vice President and Chief Financial Officer

Cc:	Office of Freedom of Information and Privacy Operations

Mr. James Murphy, United States Securities and Exchange Commission

Mr. Henry C. Smyth, Cabot Oil & Gas Corporation

Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Chuck Chang, PricewaterhouseCoopers LLP

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